OMB APPROVAL
                        ------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*

                               The Scotts Company
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                                (Name of Issuer)

                         Common Shares, without par value
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                         (Title of Class of Securities)

                                   810 186 106
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                                 (CUSIP Number)

                                   Rob McMahon
                         c/o Hagedorn Partnership, L.P.
                            800 Port Washington Blvd.
                            Port Washington, NJ 08540

                                 with a copy to:

                              Richard L. Goldberg
                               Proskauer Rose LLP
                                 1585 Broadway
                               New York, NY 10036
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 28, 2000
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             (Date of Event which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D
CUSIP No. 810 186 106                                          Page 3 of 5 Pages

          NAME OF REPORTING PERSONS

    1     Hagedorn Partnership, L.P.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY):                                      EIN  11-3265232

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                         (b) |_|
    3     SEC USE ONLY

    4     SOURCE OF FUNDS*:

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                |_|

    6     CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

              NUMBER OF                         SOLE VOTING POWER
               SHARES                     7
            BENEFICIALLY                        13,044,631
              OWNED BY
                EACH                            SHARED VOTING POWER
              REPORTING                   8
             PERSON WITH                        -0-

                                                SOLE DISPOSITIVE POWER
                                           9
                                                12,802,989

                                                SHARED DISPOSITIVE POWER
                                          10
                                                241,642

           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
   11
          13,044,631

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 12

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          42.0%

   14     TYPE OF REPORTING PERSON*:  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

               Page  of 5 Pages

          By this Amendment No. 3, Hagedorn Partnership. L.P. (the "Partnership") further amends and supplements the responses to Items 2, 4 and 7 of its Statement on Schedule 13D, as heretofore amended (the "Schedule 13D"), filed with respect to the common shares, without par value (the "Shares"), of The Scotts Company, an Ohio corporation ("Scotts"). Capitalized terms not otherwise defined have the meanings set forth in the Schedule 13D. The Partnership disclaims that the adoption of the Liquidity Plan required the filing of this Amendment No. 3 under Rule 13d-2 promulgated under the Securities Exchange Act of 1934, and is filing this Amendment No. 3 on an anticipatory basis.

Item 2.  Identity and Background

         The information set forth in Schedule I filed with Amendment No. 2 to the Schedule 13D is hereby amended to state that James Hagedorn was appointed President and Chief Operating Officer of Scotts in April 2000. James Hagedorn and Katherine Hagedorn Littlefield are directors of Scotts.

Item 4.  Interest in Securities of the Issuer

         The General Partners have adopted a plan to provide the partners of the Partnership with the opportunity, if they so elect from time to time, to achieve a modest level of diversification of individual resources and some liquidity with respect to a portion of their respective interests in the Shares and Warrants held by the Partnership. Pursuant to this plan (the "Liquidity Plan"), among other things, an aggregate of 750,000 Shares will be distributed pro rata to the holders of general and limited partner interests in the Partnership (excluding the holders of the Class G limited partner interests) prior to June 30, 2002, and an additional aggregate of 750,000 Shares will be distributed pro rata to such holders prior to June 30, 2005. Until December 31, 2005, none of the Shares so distributed may be sold or otherwise transferred by the recipients without the prior consent of the Partnership, and the Partnership will hold irrevocable proxies to vote and give consents with respect to such Shares.

         The Liquidity Plan also provides that each of the six General Partners may, if he or she so elects from time to time, cause an aggregate of up to 226,598 Shares (for a total of 1,359,580 Shares) to be sold by the Partnership for the account of, or distributed by the Partnership to, the holders of general and limited partner interests of the same class as are held by such General Partner (each, a "Class of Interests"), during the approximately five-year period ending December 31, 2004, subject to certain restrictions, including annual Share limits, applicable securities law restrictions and the prohibition of any sales or distribution if, after giving effect thereto, the Partnership would hold Shares representing less than 25% of the total number of Shares of Scotts then outstanding. No Shares have been sold or distributed pursuant to the Liquidity Plan as of the date of this Amendment No. 3.

     Under the Liquidity Plan, the Partnership is to exercise in full the Warrants, which represent the right to purchase an aggregate of 2,933,358 shares of Scotts Common Shares, through one or more cashless exercises (i.e., by having Scotts withhold upon exercise that number of Shares having an aggregate market value equal to the aggregate exercise price of the Warrants then being exercised in lieu of paying the exercise price in cash) prior to the expiration of the Warrants on November 19, 2003, and sell or distribute the Shares received upon exercise for cash as soon as possible after such exercise.

         The Liquidity Plan may be amended or terminated at any time by the vote of the General Partners in accordance with the Partnership Agreement.

Item 7.           Material to Be Filed as Exhibits

         The following additional exhibits are added to the Schedule 13D:

                  (d) Amended and Restated Agreement of Limited Partnership, dated as of June 16, 1995, of Hagedorn Partnership, L.P.

                  (e) Series A Warrant to Purchase Common Shares of The Scotts Company (Included as Annex B to the Merger
                           Agreement Filed as Exhibit (a)).

                  (f) Series B Warrant to Purchase Common Shares of The Scotts Company (Included as Annex C to the Merger Agreement Filed as Exhibit (a)).

                  (g) Series C Warrant to Purchase Common Shares of the Scotts Company (Included as Annex D to the Merger Agreement Filed as Exhibit (a)).

                  (h) First Amendment, dated as of September 21, 1999, to Amended and Restated Agreement of Limited Partnership of Hagedorn Partnership, L.P.

                  (i) Second Amendment, dated as of July 28, 2000, to Amended and Restated Agreement of Limited Partnership of Hagedorn Partnership, L.P.

                  (j) Liquidity Plan adopted as of July 28, 2000 by the General Partners of Hagedorn Partnership, L.P.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 5, 2000

                                   HAGEDORN PARTNERSHIP, L.P.


                                   By:/s/ Katherine Hagedorn Littlefield
                                      -----------------------------------------
                                      Name:      Katherine Hagedorn Littlefield
                                      Title:     General Partner